U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              TRANSWAVE CORPORATION
                          ----------------------------
                 (Name of Small Business Issuer in Its Charter)


              DELAWARE                                      95-4719023
              --------                                      ----------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)



   22147 PACIFIC COAST HIGHWAY, SUITE 4, MALIBU CALIFORNIA       90265
   -------------------------------------------------------------------
        (Address of Principal Executive Offices                (ZipCode)


                                 (310) 317-6939
                                Telephone Number

             Securities to be registered under Section 12(b) of the
                                 Exchange Act:
                                      None

             Securities to be registered under Section 12(g) of the
                                 Exchange Act:

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                                (Title of class)

                                     PART I

                                                                            Page

Item 1.  Description of Business..............................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation............2

Item 3.  Description of Property..............................................2

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......2

Item 5.  Directors, Executive Officers, Promoters and Control Persons.........3

Item 6.  Executive Compensation...............................................4

Item 7.  Certain Relationships and Related Transactions.......................4

Item 8.  Description of Securities............................................4

                                    PART II

Item 1.  Market Price of and Dividends on the Registrants Common
          Equity and Other Shareholder Matters................................5

Item 2.  Legal Proceedings....................................................6

Item 3.  Changes in and Disagreements with Accountants........................6

Item 4.  Recent Sales of Unregistered Securities..............................6

Item 5.  Indemnification of Directors and Officers............................6

                                    PART F/S

Financial Statements..........................................................7

                                    PART III

Item 1.  Index to Exhibits....................................................8

Item 2.  Description of Exhibits..............................................8

                                     PART I

Item 1.           Description of Business.

         TransWave Corporation ("TransWave" or the "Company") was incorporated in Delaware October 27, 1998. Its goal is to become one of the leading Internet Service Providers in the US and will be primarily focused on high-bandwidth commercial Internet users, complex multi-site WAN servicing, and dialup Internet access. Specializing in reliable high-speed direct connections, TransWave will seek to provide the best possible Internet solutions, service and support.

         TransWave intends to form a strategic alliance with an as of yet unknown company that will provide seminars and intensive training courses on the Internet, including WWW design. It will also specialize in computer integration, network administration, graphic art and web site design.

         With TransWaves solid base of technical experience, practical business sense, and personal integrity, TransWave will provide the highest quality access Internet in the US. As a full service Provider, its customers will connect via dial-up analog lines, ISDN service, and leased-lines. It will also offer business to business connections.

         TransWave  will  differ  from  other  providers  in a  number  of ways, including:  TransWave  will  guarantee  no more  than 10  users  per  modem - to eliminate busy signals TransWave will not "share" or over-sell its infrastructure as do some providers. TransWave intends to own and manage all its own equipment - the customer will never be caught in a circus of the ISP blaming an outsourcing agency for any connection difficulties the customer may have.

         TransWave will not deliver degraded performance to its customers as a solution to insufficient capital investment. It intends to connect directly at multi-megabit speeds to the Cable & Wireless and GTE/UUnet Internet Backbones. TransWave will provide professional business communications. It will operate its equipment and network 24 hours a day, 7 days a week, 365 days a year. It will continuously monitor its equipment and communication lines to detect any faults.

         TransWave   will  be   committed   to  bringing  the  best  and  latest
technologies to the market at the earliest possible time. And lastly, it will never take long to get a real human being on the phone for help!

Item 2.           Management's Discussion and Analysis or Plan of Operation.

RESULTS OF OPERATIONS

         The  following   discussion  and  analysis  below  should  be  read  in
conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement. For the period since inception (October 27, 1998) through August 31, 1999, during the Company's development stage, the Company has a cash balance of $17.00, and has generated a net loss of ($1,096).

FINANCIAL CONDITION AND LIQUIDITY

         The Company has limited liquidity and has an ongoing need to finance its activities. To date, the Company currently has funded these cash requirements by offering and selling its Common Stock, and has issued 1,018,400 shares of Common Stock for net proceeds of $1,018.00.


Item 3.           Description of Property.

         The Company's executive and administrative offices are located at 22147 Pacific Coast Highway, Suite 4, Malibu, CA 90265. The Company pays no rent for use of the office and does not believe that it will require any additional office space in the foreseeable future in order to carry out its plan of operations described herein.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

         The  following   table  sets  forth  as  of  August  31,  1999  certain
information relating to the ownership of the common stock.

Name and Address of                    Amount and Nature of         Percent of
Beneficial Owner (1)                 Beneficial Ownership (2)        Class (2)
--------------------                 ------------------------       ----------

Appletree Investment Company, Ltd          1,018,400(3)               100.0%

PageOne Business Productions, LLC            109,200                   10.7%

George Todt                                  109,200(4)                10.7%

Besty Rowbottom                              109,200(4)                10.7%

James Walters                                109,200(4)                10.7%

All officers and directors as a group        109,200(4)                10.7%
(3 persons)

------------------------

(1) Unless otherwise indicated, the address of each beneficial owner is in the care of TransWave Corporation, 22147 Pacific Coast Highway, Suite 4, Malibu, California 90265.

(2) Unless otherwise indicated, TransWave believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage of ownership is determined by assuming all options, warrants or convertible securities that are held by such person (but not held by any other person) and which are exercisable or convertible within 60 days of this registration statement have been exercised or converted. Percent of Class (third column above) assumes a base of 1,018,400 shares of common stock outstanding as of August 31, 1999.

(3) Consists of 909,200 shares held of record by Appletree Investment Company, Ltd., an Isle of Man corporation, and 109,200 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(4) Consists solely of 109,200 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Mr. Todt, Mr. Walters and Appletree are managing members and Ms. Rowbottom is Vice President.

Item 5.           Directors, Executive Officers, Promoters and Control persons.

         The following table sets forth certain information with respect to the directors and executive officers of TransWave .

Name                                   Age(1)       Position
----                                   ---          --------
George Todt                            45           Director and Vice President
Betsy Rowbottom                        28           President and Secretary
James Walters                          45           Treasurer


(1) The ages of Messrs. Todt and Walters and Ms. Rowbottom are listed as of August 31, 1999.

         Our director and executive officers devote such time and attention to the affairs of TransWave as they believe reasonable and necessary. Set forth below is a description of the background of our director and executive officers.

         George A. Todt has been the sole director and Vice President since the inception of TransWave and was President until December 1999. Since 1996, Mr. Todt has been a managing member of PageOne Business Productions, LLC, a Delaware limited liability company. From 1990 to 1995, Mr. Todt was the chief executive officer of REPCO, Inc., a worldwide designer and builder of environmental facilities.

         Besty Rowbottom has been President of TransWave Since inception and Secretary since June 1999. She has been employed by PageOne since 1997 and has served as its Vice President since March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HSI Productions, a Chicago, Illinois-based video production company.

         James Walters has been the Treasurer of TransWave since its inception. For more than 20 years, Mr. Walters has been engaged as a certified public accountant with the Los Angeles, California-based firm of Kellogg & Andelson.

         The board of directors currently consists of one member, who serves in such capacity for a one-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors constituting the board of directors may be increased or decreased (but not below the minimum number required by applicable law) from time to time by resolution of the board of directors. Our officers serve at the discretion of the board of directors, subject to any effective contractual arrangements.


Item 6.           Executive Compensation.

         Consistent with our present policy, no director or executive officer of TransWave receives compensation for services rendered to the company. However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.


Item 7.           Certain Relationships and Related Transactions.

         Not Applicable.


Item 8.           Description of Securities.

Common Stock
------------
         TransWave is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the common stock issuable pursuant to this prospectus will be, when issued, fully paid and nonassessable.

Preferred Stock
---------------
         TransWave is authorized to issue 8,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of TransWave's capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by TransWave or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemptions; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or TransWave or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of TransWave's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of TransWave; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of TransWave. TransWave does not currently intend to issue any shares of its preferred stock.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         There is currently no market for TransWave's securities. TransWave has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of TransWave's Board of Directors and will depend on, among other factors, retained earnings, capital requirements and the operating and financial condition of TransWave.

Item 2.           Legal Proceedings.

         TransWave is not currently a party to any pending legal proceedings.

Item 3.           Changes in and Disagreements with Accountants.

         Not Applicable.

Item 4.           Recent Sales of Unregistered Securities.

         In October 1998, TransWave issued to each of PageOne and Appletree 9,200 shares of common stock in consideration of services rendered to TransWAve valued at $18.00 in the aggregate. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by TransWave in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof.

         In March 1999, TransWave issued 900,000 shares of common stock to Appletree and 100,000 shares of common stock to Page One. The purchase price for these shares was $0.001 per share. There was no underwriter or placement agent involved in the offer or sale of these securities and there was no public solicitation or advertisement by TransWave in connection with the offer or sale of these securities. The foregoing issuances of common stock were exempt from registration under of the Securities Act of 1933, as amended, pursuant to
Section 4(2) thereof.

Item 5.           Indemnification of Directors and Officers.

         TransWave's Restated Certificate of Incorporation limits the liability of its directors to TransWave's corporate stockholders for monetary damages arising from a breach of fiduciary duty owed to TransWave or TransWave's stockholders to the fullest extent permitted by the Delaware General Corporation Law.

         TransWave's Restated Certificate of Incorporation and its Bylaws provide for the indemnification by TransWave of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of TransWave to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of TransWave pursuant to the above statutory provisions or otherwise, TransWave has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                    PART F/S

         TransWave's balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from October 27, 1998 (inception) to August 31, 1999 have been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB.

                                    PART III

Item 1.           Index to Exhibits

         The following exhibits are filed with this Registration Statement:

Exhibit No.           Exhibit Name
----------            ------------
3.1                   Restated Certificate of Incorporation of the Registrant.
3.2                   By-Laws of the Registrant.
27                    Financial Data Schedule

Item 2.           Description of Exhibits

         See Item 1 above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TransWave Corporation
                                          (Registrant)





Date:  January 12, 2000                   By:   /s/ Mary Elizabeth Rowbottom
                                              ------------------------------
                                              Mary Elizabeth Rowbottom
                                              President

                                   EXHIBIT A

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                              AS OF AUGUST 31, 1999


                                    CONTENTS
   --------------------------------------------------------------------------




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE
                     PERIOD FROM OCTOBER 27, 1998
                     (INCEPTION) TO AUGUST 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                   DEFICIENCY FOR THE PERIOD FROM
                   OCTOBER 27 1998, (INCEPTION) TO  AUGUST 31, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE
                     PERIOD FROM OCTOBER 27, 1998
                     AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF AUGUST 31, 1999

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 Transwave Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Transwave Corporation (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from October 27, 1998 (inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Transwave Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from October 27, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.



                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
October 26, 1999

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999


      ASSETS

      Cash                                         $        17
      Loan receivable - related party                      405
                                                   -----------

      TOTAL ASSETS                                 $       422
      ------------                                 ===========



      LIABILITIES AND STOCKHOLDERS' DEFICIENCY


      LIABILITIES
       Accrued Expenses                                 $       500
                                                        -----------
      Total liabilities                                         500
                                                        -----------

      STOCKHOLDERS' DEFICIENCY

         Preferred Stock, $.001 par value, 8,000,000
          shares authorized, zero issued and outstanding          -
         Common Stock, $.001 par value, 100,000,000
          shares authorized, 1,018,400 issued and
          outstanding                                         1,018
         Accumulated deficit during development stage        (1,096)
                                                          ---------
           Total Stockholders' Deficiency                    (   78)
                                                          ---------

      TOTAL LIABILITIES AND STOCKHOLDERS'
       DEFICIENCY                                         $     422
       ----------                                         =========

                See accompanying notes to financial statements.

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                      FOR THE PERIOD FROM OCTOBER 27, 1998
                         (INCEPTION) TO AUGUST 31, 1999



      Income                                    $            -

      Expenses

       Accounting fees                                     500
       Bank service fees                                    78
       Consulting fees                                      18
       Legal fees                                          500
                                                --------------

      NET LOSS                                  $       (1,096)
      --------                                  ==============






















                 See accompanying notes to financial statements.

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                      FOR THE PERIOD FROM OCTOBER 27, 1998
                         (INCEPTION) TO AUGUST 31, 1999



                                          Deficit
                                        Accumulated
                             Common       During Devel-
                             Stock        opment Stage        Total
                             ------     ---------------     --------

Common stock issuance       $ 1,018        $         -      $  1,018

Net loss for the
 period ended August
 31, 1999                         -             (1,096)       (1,096)
                             ------     ---------------     --------

BALANCE AT AUGUST
-----------------
 31, 1999                   $ 1,018        $    (1,096)      $(   78)
---------                   =======        ===========       =======




















                 See accompanying notes to financial statements.

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                      FOR THE PERIOD FROM OCTOBER 27, 1998
                         (INCEPTION) TO AUGUST 31, 1999


     CASH FLOWS FROM
      OPERATING ACTIVITIES:

      Net loss                                   $   (1,096)
      Adjustments to
       reconcile net loss
       to net cash used
       by operating activities:
       Consulting services performed for
        issuance of stock                                18
       Increase in accrued expenses                     500
                                                 ----------
     Net cash used in
       operating activities                          (  578)
                                                 ----------

     CASH FLOWS FROM INVESTING
      ACTIVITIES                                          -
                                                 ----------
     CASH FLOWS FROM FINANCING
      ACTIVITIES:

       Advances to related party                     (  405)
       Proceeds from issuance
        of common stock                               1,000
                                                 ----------
      Net cash provided by
       financing activities                             595
                                                 ----------
     INCREASE IN CASH AND
      CASH EQUIVALENTS                                   17

     CASH AND CASH EQUIVALENTS -
      BEGINNING OF PERIOD                                 -
                                                 ----------
     CASH AND CASH EQUIVALENTS -
      END OF PERIOD                              $       17
      -------------                              ==========




                 See accompanying notes to financial statements.

                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.  Organization and Business Operations

         Transwave Corporation (a development stage company) ("the Company") was incorporated in Delaware on October 27, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         B.  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         C.  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         D.  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes' ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

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


                              TRANSWAVE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         The Company was originally authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors. It was also originally authorized to issue 10,000,000 shares of common stock at $.001 par value.

         The Company issued 909,200 and 109,200 shares to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of August 31, 1999.

         Management filed a restated certificate of incorporation with the State of Delaware in June of 1999 which increased the number of authorized common shares to 100,000,000, increased the number of authorized preferred shares to 8,000,000 and decreased the par value of the preferred shares to $.001 per share.

         The financial statements at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE 3 - LOAN RECEIVABLE - RELATED PARTY

         The loan receivable - related party is a non-interest bearing loan receivable from PageOne Business Productions, LLC ("PageOne")arising from funds advanced to PageOne.












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